

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2011

Mr. Luc Duchesne
President and Chief Executive Officer
Bio-Carbon Solutions International Inc.
123 March Street, Suite 202
Sault Ste Marie, Ontario
Canada P6A 2Z5

> **Re:     Bio-Carbon Solutions International Inc.**
> **Form 8-K**
> **Filed January 27, 2011**
> **File No. 333-148546**

Dear Mr. Duchesne:

We have reviewed your filing and have the following comments. Unless otherwise indicated, please amend your filing to include the requested information.

Please respond within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.  Please include a section that explains the background of your license acquisitions from Lacey Holdings and 1776729 Ontario Corporation. This section should include disclosure with respect to all material relationships that existed prior to the transactions between Elemental Protective Coatings and its officers, directors or affiliates, on the one hand, and Lacey Holdings and 1776729 Ontario Corporation and their officers, directors or affiliates, on the other hand. Refer to Item 2.01(c) and (d) of Form 8-K. If no such relationships existed, explain how the parties were introduced and decided to enter into the license acquisition transactions. Identify any third parties that played a material role in arranging or facilitating the transactions and disclose the benefits such persons received. Finally, identify any promoters as required by Item 404(c) of Regulation S-K.

Section 1 – Registrant's Business and Operations, page 2

2. Please revise your disclosure to provide the form and year of your organization. Refer to Item 101(h)(1) of Regulation S-K. Also provide disclosure explaining the history and development of your business and products and services over the last three years. For example, we note from your website that you began operations in 2010 and that you issued a press release in June of 2010 announcing a license acquisition. It also appears that your products and services may have been in development and/or used prior to that.

3. Please revise this section to describe in more detail your products or services. This disclosure should also clarify the current state of development of these products or services and when you believe you will be able to offer these products and services to customers. We note that your website discusses RMAP technology and Tree-to-Trade.

4. Please revise this section to include discussion of your international operations. We note that your website states you have operations in Chile and Norway, in addition to Canada.

5. We note your disclosure on page three stating that you currently have two employees. However, your website, www.bio-carb.com, shows profiles for a total of nine individual identified as directors and staff. Please reconcile. Refer to Item 101(h)(4)(xii) of Regulation S-K.

6. Please revise your disclosure to include discussion of the licensing agreement completed November 4, 2010 with Lacey Holdings Limited including material terms of the agreement and how this technology is part of your current business development plan. Also identify the natural persons that control Lacey Holdings. We note your brief discussion of this agreement in the last paragraph of page two.

Item 1.01 Entry into a Material Definitive Agreement, page 2

7. We note your discussion of the Carbon Development Agreement entered into on January 17, 2011 with Basia Holdings, Inc. We also note that you state that the subject of the agreement are the rights to the "development of carbon credit potential" on a 9,000 acre parcel of forested land in Tennessee. Please revise this section to discuss in greater detail the meaning of this phrase. Additionally, please revise your disclosure where appropriate to explain and discuss how you sell these credits. Please refer to the last bullet point of comment eight. Lastly, please clarify how you will exploit coal, the relative warming potential of coal as compared to carbon dioxide and how capturing or flaring methane creates carbon offsets.

Section 2 – Financial Information, page 3

Item 2.02 Results of Operations and Financial Condition, page 3

8.  Please revise your disclosure to clarify several terms and phrases in your filing,
    including:

    - Provide examples and discussion about what "services" you intend to provide, as
      disclosed in the first sentence of page three;

    - Identify and discuss further all material government regulations related to carbon
      trading, carbon sequestration and other greenhouse gas emission controls in the
      jurisdictions in which you intend to operate;

    - Revise your disclosure to discuss the underlying basis for your belief that there
      are "opportunities to monetize" the reduction of emissions and greenhouse
      warming gases as stated in the middle of the first paragraph on page three; and

    - Disclose and discuss further what mechanisms, such as exchanges, are in place to
      engage in carbon trading activity in the jurisdictions in which you intend to
      operate.

Security Ownership of Certain Beneficial Owners and Management, page 4

9.  You state here that Mr. Gilles Trahan received 3,000,000 shares as compensation for
    services rendered.  We note that your table of beneficial ownership on page four does not
    include this award.  Please revise your table on page four to account for this award
    including whether it was subject to the reverse stock split.  Additionally, please revise
    your disclosure here, and where appropriate, to discuss what services were rendered by
    Mr. Trahan including how these services and this compensation are related to the
    Consulting Agreement you entered into with him on November 14, 2010.

10. On page four you report the amount of stock owned by Lacey Holdings Limited to be
    210,000,000.  On pages 10 and 11 you state that the company implemented a 9-to-1
    reverse stock split that resulted, as of January 18, 2011, in a total of 24,811,111 issued
    shares.  Please revise your disclosure on page four, and where appropriate, to accurately
    reflect the number of shares now held by Lacy Holdings Limited and generally to more
    accurately reflect your post-split ownership.

Section 3 – Securities and Trading Markets, page 8

11. Please provide all disclosure required by Items 201 and 202 of Regulation S-K regarding
    your securities, the market for your common stock, and the other information referenced
    in those Items.

Section 5 – Corporate Governance and Management, page 8

12. Please amend your filing to include the information required, as appropriate, pursuant to Item 402 of Regulation S-K beginning with section 402(l) for smaller reporting companies. This disclosure should be provided for both former and current executive officers and directors as applicable. For example, this disclosure should include any compensation, including stock awards, granted to Mr. John Wilkes in relation to the transactions reported in this filing and any salary or other estimated compensation in the future. We note your disclosure in your 8-K filed November 16, 2010 disclosing projected compensation of $80,000 to Mr. Wilkes. We also note on page nine of this 8-K you state that Mr. Wilkes was granted an option of 1,000,000 shares of common stock. Narrative disclosure should describe the terms of employment arrangements, including consulting agreements and your stock option plan.

13. Please amend your disclosure to discuss indemnification of any officer or director. Refer to Item 702 of Regulation S-K.

14. Please include the disclosure required by Item 404(d) of Regulation S-K regarding related party transactions and your policies and procedures for approval thereof.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors…, page 8

15. Please revise this section to discuss the departure of Mr. Baldwin, your former Director, Treasurer and Chief Financial Officer, including any cash, stock or option payments received.

Section 9 – Financial Statements and Exhibits, page 11

16. We note on page two the Consulting Agreement you entered into with Mr. Gilles Trahan including compensation of $250,000. We note on pages three and five you discuss the approval of a stock option plan by your board of directors. Lastly, we note on page three the Consulting Agreement entered into with Messrs. Duchesne and Cormier including compensation of $120,000. Please file these agreements as exhibits. Refer to Item 601 of Regulation S-K.

17. You disclose that you have acquired licenses from Lacey Holdings and 1776729 Ontario Corporation. Please address the following with respect to these acquisitions:

   a. Tell us if these licenses have generated any revenues prior to your acquisition.

   b. Please explain how you determined the fair values and purchase price for the licenses.

     c. Tell us how you applied the guidance in Rule 11-01(d) of Regulation S-X in evaluating if the acquisitions constitute a business.

     d. If the licenses meet the criteria of a business, please file audited financial statements for these acquisitions. Refer to Rule 8-04 of Regulation S-X. Also include the pro forma financial statements required by Rule 8-05 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rahim Ismail, Staff Accountant, at (202) 551-4965, or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have any questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Staff Attorney, at (202) 551-6971 or John Harrington, Attorney-Advisor, at (202) 551-3576 with any other questions.

Sincerely,

s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via facsimile to (705) 253-9572
     Attn: Mr. Luc Duchesne
  President and Chief Executive Officer